Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

February 25, 2015

Sheila Stout Division of Investment Management Disclosure and Review Office Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) ("Registrants")

Dear Ms. Stout:

This letter responds to your February 3, 2015 comments to me following your review of Steward Funds, Inc. and Capstone Series Fund, Inc. filings for the year ended April 30, 2014 pursuant to the Sarbanes-Oxley Act of 2002.

Comment 1 – Explain why disclosure for the five series of the Steward Funds is included in filings for two separate registrants.

Response – The series currently known as Steward Small-Mid Cap Fund has historically been a series of the Registrant with the SEC File Nos. 2-83397; 811-01436), currently named Capstone Series Fund, Inc., while the four other series of the Steward Fund group were historically part of the Registrant having SEC File Nos. 2-28174; 811-01597.  When the Boards of Directors of these fund decided to offer all five series as part of the same socially screened fund group, to be known as the Steward Funds, they changed the names of the series but did not alter the underlying corporate structure.  Thus, the fund known as Steward Small-Mid Cap Enhanced Index Fund is still a series of the Registrant with SEC File Nos. 2-83397; 811-01436, while the other four series continue to be part of the Registrant with SEC File Nos. 2-28174; 811-01597.  SEC filings for these Registrants that include information for all five series are therefore filed for both Registrants.  If a filing affects series of only one Registrant, it would be filed for only that Registrant.  Note also that certain exhibits to the registration statement (such as Articles of Incorporation and powers of attorney) that are specific to the particular Registrant are filed only for that Registrant.

Comment 2 – Steward Short-Term Select Bond Fund and Steward Multi-Manager Equity Fund are still listed as “active” filers on the SEC’s EDGAR system.  Their status should be changed to “inactive” since they are no longer in existence.

Response – the filing status for each of Steward Short-Term Select Bond Fund and Steward Multi-Manager Equity Fund has been changed to “inactive”.

Comment 3 – In the Notes to Financial Statements in the April 30, 2014 Annual Report to shareholders for the Steward Funds, in the table contained in the Note 3 “summary of quantitative information about significant unobservable valuation inputs”, “Church Mortgage Bonds” are listed as a “Type of Assets,” but there is no corresponding Church Mortgage Bonds heading in the Schedule of Investments.  “Church Mortgage Bonds” should also be included as a category in the Schedule of Investments

Response – Registrants will assure that, in the future, any securities designation appearing under “Type of Assets” in the table in the above-referenced Note 3 summary will also appear as a category in the relevant Schedule of Investments.

Comment 4 – In accordance with ASC 820, the table in the Note 3 “summary of quantitative information about significant unobservable valuation inputs” should include an “average” figure in the “Range” column.

Response – In Registrants’ view, the ranges presented are not significant enough to require further disclosure.  Thus, Registrants believe that presenting an “average” would not be meaningful and would not enhance the readability and understanding of the report.  Registrants therefore believe that the current presentation satisfies the requirements of ASC 820.  The methodology used by Registrants in the analysis of each security is a qualitative approach.  The quantitative information presented reflects the input ranges used in the qualitative analysis.  Registrants believe that the work involved in developing a “meaningful” average would not, in fact, result in enhanced meaningfulness or understanding for the reader.

Registrants hereby acknowledge that:

a.	Registrants are responsible for the adequacy and the accuracy of the disclosure in their filings with the Securities and Exchange Commission (“SEC”);
b.
Comments of the staff of the SEC or changes to disclosure in response to SEC staff comments in filings reviewed by the staff do not foreclose the SEC from taking any action with respect to those filings; and

c.	Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please let me know if you have questions or comments about these responses.

Sincerely,

/s/ Olivia P. Adler
Olivia P. Adler
Associate Counsel to
Steward Funds, Inc. and Capstone Series Fund, Inc.